

September 16, 2010

<u>Via U.S. Mail</u>

Mr. David Polonitza
23 Retford Avenue
Cranford, NJ  07016

>    **Re:    ITEX Corporation**
>    **Soliciting Materials pursuant to Rule 14a-12**
>    **Filed on September 8, 2010**
>    **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your filing and have the following comments.  Please respond to this letter by providing the requested information.  If you do not believe our comments apply to your facts, please tell us why in your response.  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Press Release dated September 8, 2010</u>

1.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for the following:

- the company's core franchise business is failing;
- increasing the overall percentage of fees that franchisees pay over the past few years is the only reason that the company has been able to increase its cash flows;
- the current board is incapable of leading the revitalization of the franchise system and ending unprofitable ventures due to its closed nature, non-company business relationships with one another, and a near decade of service together as board members at two separate companies;
- significant capital expenditures produced "miserable results;"
- the high rate of member turnover is attributable to the company's acquisition policy, and the squeezing of franchisees in general through higher fees, resulting in their inability to properly maintain staffing to satisfy their members;
- three board members have non-company business relationships with one another;

- a board member was retained by the company as a consultant by the "interim" CFO, who also serves as the CEO and chairman of the company; and
- the company's acquisition strategy is ineffective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc:     Via facsimile:  (239) 244-1976
        Charles PT Phoenix, Esq.
        Phoenix Law Partners, PA